
07007383

SECURITIES AND EXCHANGE COMMISSION


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SEC FILE NUMBER
8- 53671

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PMB Securities Corporation FID# 118642

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

450 Newport Center Drive, Suite 110
(No. and Street)

Newport Beach (City) CA (State) 92660 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Squar Milner Peterson Miranda and Williamson LLP
(Name – *if individual, state last, first, middle name*)

4100 Newport Pl Dr, Suite 300 (Address) Newport Beach (City) CA (State) 92660 (Zip Code)

PROCESSED
APR 1 3 2007
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

BEST AVAILABLE COPY

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Howard L. Hull, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PMB Securities Corporation, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Financial & Operational Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California
County of ORANGE } ss.

On MARCH 31, 2006 before me, ANGELA ROSE KOENIG,
Date — Name and Title of Officer (e.g., "Jane Doe, Notary Public")

personally appeared HOWARD L. HULL,
Name(s) of Signer(s)

☐ personally known to me
☑ proved to me on the basis of satisfactory evidence

to be the person(~~s~~) whose name(~~s~~) is/~~are~~ subscribed to the within instrument and acknowledged to me that he/~~she/they~~ executed the same in his/~~her/their~~ authorized capacity(~~ies~~), and that by his/~~her/their~~ signature(~~s~~) on the instrument the person(~~s~~), or the entity upon behalf of which the person(~~s~~) acted, executed the instrument.



ANGELA ROSE KOENIG
Commission # 1521197
Notary Public - California
Orange County
My Comm. Expires Oct 22, 2008

WITNESS my hand and official seal.

[signature]
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: OATH

Document Date: 12/31/06 Number of Pages: 1

Signer(s) Other Than Named Above: ______

Capacity(ies) Claimed by Signer

Signer's Name: Howard L Hull

☐ Individual
☑ Corporate Officer — Title(s): FIN OFF
☐ Partner — ☐ Limited ☐ General
☐ Attorney-in-Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: ______

Signer Is Representing: ______

RIGHT THUMBPRINT OF SIGNER
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INDEX TO FINANCIAL STATEMENTS

Independent Auditors' Report 1

Statements of Financial Condition 3

Statements of Operations 4

Statements of Stockholder's Equity 5

Statements of Cash Flows 6

Notes to Financial Statements 7

Supplementary Information

Schedule I: Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission 14

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 for Broker-Dealers Claiming an Exemption from SEC Rule 15c3-3 15

SQUARMILNER

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder
PMB Securities Corporation

We have audited the accompanying statements of financial condition of PMB Securities Corporation (the "Company") as of December 31, 2006 and the related statements of operations, stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements and supplemental schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit. The financial statements for the year ended December 31, 2005 were audited by other auditors whose report dated February 24, 2006 expressed an unqualified opinion on these statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PMB Securities Corporation as of December 31, 2006 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

SQUAR, MILNER, PETERSON, MIRANDA & WILLIAMSON, LLP
Certified Public Accountants & Financial Advisors, Serving Clients Since 1951

4100 Newport Place Drive, Third Floor | Newport Beach, CA 92660
Tel: 949-222-2999 | Fax: 949-222-2989

3655 Nobel Drive, Suite 500 | San Diego, CA 92122
Tel: 858-597-4100 | Fax: 858-597-4111

Website: www.squarmilner.com

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As disclosed in Note 2, the Company has incurred losses in the last several years, has a negative cash flow from operating activities of approximately $226,000 for the year ended December 31, 2006 and an accumulated deficit of approximately $1,627,000 as of December 31, 2006. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are described in Note 2.

SQUAR, MILNER, PETERSON, MIRANDA & WILLIAMSON, LLP

Squar Milner Peterson Miranda & Williamson, LLP

March 28, 2007
Newport Beach, California

PMB SECURITIES CORPORATION
STATEMENTS OF FINANCIAL CONDITION
December 31, 2006 and 2005

	2006	2005
ASSETS		
Cash and cash equivalents	$ 4,150	$ 172,184
Commissions receivable	19,465	27,638
Receivable from former stockholder	17,054	35,431
Prepaid expenses	4,927	39,975
Deposits	50,291	58,524
Other assets	10,441	19,373
Property and equipment, net	6,792	10,610
Total assets	$ 113,120	$ 363,735
LIABILITIES AND STOCKHOLDER'S EQUITY		
Accounts payable and accrued liabilities	$ 32,613	$ 48,980
Commitments and Contingencies		
STOCKHOLDER'S EQUITY		
Common stock; no par value; 100,000 shares authorized; 2,500 shares issued and outstanding	1,708,000	1,650,000
Accumulated deficit	(1,627,493)	(1,335,245)
Total stockholder's equity	80,507	314,755
Total liabilities and stockholder's equity	$ 113,120	$ 363,735

The accompanying notes are an integral part of these financial statements.

PMB SECURITIES CORPORATION
STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2006 and 2005

	2006	2005
REVENUES		
Commissions on securities transactions	$ 416,701	$ 629,190
Interest income	2,433	8,337
	419,134	637,527
EXPENSES		
Employee compensation and benefits	393,353	696,146
Occupancy	78,747	175,108
Professional fees	116,298	56,174
General and administrative	237,858	279,283
	826,256	1,206,711
LOSS BEFORE INCOME TAXES	(407,122)	(569,184)
INCOME TAX BENEFIT	(114,874)	(226,731)
NET LOSS	$ (292,248)	$ (342,453)

The accompanying notes are an integral part of these financial statements.

PMB SECURITIES CORPORATION
STATEMENTS OF STOCKHOLDER'S EQUITY
For the Years Ended December 31, 2006 and 2005

	Common Stock			
	Shares Outstanding	Amount	Accumulated Deficit	Total Stockholder's Equity
BALANCE – DECEMBER 31, 2004	2,500	$ 1,400,000	$ (992,792)	$ 407,208
Capital contribution	–	250,000	–	250,000
Net loss	–	–	(342,453)	(342,453)
BALANCE – DECEMBER 31, 2005	2,500	1,650,000	(1,335,245)	314,755
Capital contribution	–	58,000	–	58,000
Net loss	–	–	(292,248)	(292,248)
BALANCE – DECEMBER 31, 2006	2,500	$ 1,708,000	$ (1,627,493)	$ 80,507

The accompanying notes are an integral part of these financial statements.

PMB SECURITIES CORPORATION
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2006 and 2005

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (292,248)	$ (342,453)
Adjustments to reconcile net loss to net cash used in operating activities		
Depreciation and amortization	3,818	19,340
Changes in assets and liability accounts:		
Commissions receivable	8,173	(27,638)
Receivable from former stockholder	18,377	(35,431)
Prepaid expenses	35,048	21,792
Deposits	8,233	40,293
Other assets	8,932	(15,855)
Accounts payable and accrued liabilities	(16,367)	22,180
Net cash used in operating activities	(226,034)	(317,772)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of property and equipment	–	(3,041)
Net cash used in investing activities	–	(3,041)
CASH FLOWS FROM FINANCING ACTIVITIES	58,000	250,000
Capital contribution	58,000	250,000
Net cash provided by financing activities		
NET DECREASE IN CASH AND CASH EQUIVALENTS	(168,034)	(70,813)
CASH AND CASH EQUIVALENTS – beginning of year	172,184	242,997
CASH AND CASH EQUIVALENTS – end of year	$ 4,150	$ 172,184

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION

Business

PMB Securities Corporation (the "Company") is a California corporation organized in October 2001. The Company is an introducing broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). All transactions on behalf of customers are cleared on a fully disclosed basis with a clearing broker.

On June 1, 2006, Pacific Mercantile Bancorp (the "Former Stockholder") sold 2,500 shares, representing 100% of the Company's outstanding common stock, to Gary Cohee, an individual.

2. GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates, among other things, the realization of assets and satisfaction of liabilities in the normal course of business. For the year ended December 31, 2006, the Company had negative cash flows from operating activities of approximately $226,000. The Company had an accumulated deficit of $1,627,000 as of December 31, 2006. In addition, through December 31, 2006, the Company historically had losses from operations and a lack of profitable operational history, among other matters, that raise substantial doubt about its ability to continue as a going concern. The Company will attempt to increase revenues from commissions received from security trades and other cost cutting measures, such as payroll cost reductions. In the absence of significant increases in revenues and margins, the Company intends to fund operations through additional capital contributions from Gary Cohee. The successful outcome of future activities cannot be determined at this time and there are no assurances that if achieved, the Company will have sufficient funds to execute its intended business plan or generate positive operating results.

These circumstances raise substantial doubt about the Company's ability to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies presented below is designed to assist in understanding the Company's financial statements. Such financial statements and accompanying notes are the representations of the Company's management, who is responsible for their integrity and objectivity. Management believes these accounting

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

policies conform to accounting principles generally accepted in the United States of America ("GAAP") in all material respects, and have been consistently applied in preparing the accompanying financial statements.

Cash and Cash Equivalents

The Company considers all highly liquid short-term investments with maturity dates of three months or less when purchased to be cash equivalents.

Concentration of Credit Risk

The Company currently maintains substantially all of its operating cash with a major financial institution. At times, cash balances may be in excess of the amounts insured by the Federal Deposit Insurance Corporation. Cash balances were not in excess of the federally insured amount as of December 31, 2006.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual amounts could differ from those estimates.

Property and Equipment

Property and equipment are carried at cost, net of accumulated depreciation and amortization. Depreciation and amortization on property and equipment are primarily computed using the straight-line method over the estimated useful lives of the assets, ranging from three to seven years. Leasehold improvements are amortized over the shorter of the life of the leases or the useful economic life of the assets.

Major renewals and improvements are capitalized, while replacements, maintenance and repairs which do not significantly improve or extend the useful life of the assets are expensed when incurred.

Long-Lived Assets

The Company periodically evaluates the carrying value of its long-lived assets under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. SFAS No. 144 requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present. Indicators of impairment include an economic downturn or a change in the

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Long-Lived Assets (continued)

assessment of future operations. In the event a condition is identified that may indicate an impairment issue, an assessment is performed using a variety of methodologies, including analysis of undiscounted future cash flows, estimates of sales proceeds and independent appraisals. If such assets are impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the estimated fair market value of the assets. Assets to be disposed of are reported at the lower of the carrying value or estimated fair market value, less cost to sell. Based on management's analysis, no such impairment charges existed or were deemed necessary during the years ended December 31, 2006 and 2005. There can be no assurance, however, that market conditions will not change or demand for the Company's services will continue which could result in impairment of long-lived assets in the future.

Revenue Recognition

Commissions on securities transactions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Interest income is recognized on money market accounts as earned. Referral fee income arising from investment advisory services is recognized as the services are performed pursuant to customer arrangements.

Income Taxes

The Company's benefit for income taxes for 2006 and 2005 was $114,874 and $226,731, respectively. For 2006 and 2005, the Company generated certain Net Operating Losses ("NOLs") as a C-Corporation that were or will be utilized by the Former Stockholder. The utilization of the NOL's has been reported as an income tax benefit to the Company consistent with a tax sharing agreement.

Prior to June 1, 2006, the Company was operated as a C-Corporation for income tax purposes and was included in the consolidated tax returns of its parent company. On June 1, 2006, the Company filed an election to convert from a C-Corporation to an S-Corporation. From and after the election of S-Corporation status, the Company will be treated for federal and state income tax purposes as an S-Corporation under Subchapter S of the Internal Revenue Code. As an S-Corporation, the Company is not taxable at the corporate level, as all corporate taxable income or loss is taxed individually on a flow-through basis at the shareholder level under Subchapter S of the Internal Revenue Code ("IRC"). As a result, income, loss, and tax credits flow through to each shareholder of the Company for inclusion on the personal tax return of each of the shareholders.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes (continued)

The difference between the statutory tax rate and the effective tax rate is primarily due to a change in statutory rates related to the conversion from C-corporations to S-Corporation, recording of a valuation allowance, and limitations on the deductibility of meals and entertainment expenses.

Deferred income tax assets and liabilities are computed annually for differences between the financial statements and income tax bases of assets and liabilities. Such deferred income tax asset and liability computations are based on enacted tax laws and rates applicable to periods in which the differences are expected to reverse. The Company's net deferred tax asset at 2006 and 2005 was insignificant to the financial statements and related primarily to accrued liabilities and depreciable assets. SFAS No. 109, *Accounting for Income Taxes*, requires that a valuation allowance must be established when it is more likely than not that all or a portion of deferred tax assets will not be realized. In making such determination, a review of all available positive and negative evidence was considered, including scheduled reversal of deferred tax liabilities, projected future taxable income, tax planning strategies, and recent financial performance. As a result of the Company's recent cumulative losses, the Company concluded that a full valuation allowance should be recorded at December 31, 2006 and 2005.

Fair Value of Financial Instruments

SFAS No. 107, *Disclosures about Fair Value of Financial Instruments* requires disclosure of fair value information about financial instruments when it is practicable to estimate that value. Management believes that the carrying amounts of the Company's financial instruments, consisting primarily of cash, deposits and accounts payable and accrued liabilities approximated their fair values at December 31, 2006 and 2005, due to their short-term nature. Management has concluded that it is not practical to determine the estimated fair value of amounts due from related parties. SFAS No. 107 requires that for instruments for which it is not practicable to estimated their far value, information pertinent to those instruments be disclosed. Information related to these related party instruments is included in Note 7.

At December 31, 2006, management believes that the carrying amounts of cash, accounts receivable, deposits and accounts payable approximate fair value because of the short maturity of these instruments.

Reclassifications

Certain amounts in the 2005 financial statements have been reclassified to conform to their 2006 presentation.

4. CLEARING AGREEMENTS AND COMMISSIONS RECEIVABLE

On August 19, 2004, the Company entered into an agreement to transfer clearing broker services from First Southwest to National Financial. The transfer occurred on September 22, 2004. National Financial acts as a clearing broker providing various services on behalf of the Company's customers. These services include execution of orders, preparation of confirmations and reports of activity and settlement of contracts and transactions in securities as well as providing all cashiering functions and constructing and maintaining all prescribed books and records. National Financial is a member of major securities exchanges. The Company is subject to credit risk to the extent that the National Financial may be unable to fulfill its obligation to repay amounts owed to the Company.

On a monthly basis, National Financial remits commissions earned by the Company on securities transactions with customers net of charges for floor brokerage and clearance fees. In connection with this clearing agreements, the Company is required to maintain a minimum interest bearing security deposit of $50,000 at December 31, 2006 and 2005 with National Financial. Such amount is included in deposits in the accompanying statements of financial condition.

5. PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31:

	2006	2005
Computer equipment and software	$ 44,111	$ 66,353
Furniture and equipment	48,294	70,514
	92,405	136,867
Less: Accumulated depreciation	(85,613)	(126,257)
	$ 6,792	$ 10,610

Depreciation expense totaled approximately $3,800 and $19,000 for the years ended December 31, 2006 and 2005, respectively.

6. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company is required to pay monthly rental installments of $4,000 on their non-cancelable operating lease expiring May 2007.

Rent expense approximated $79,000 and $175,000 for the years ended December 31, 2006 and 2005, respectively, and is included in occupancy expense in the accompanying statements of operations.

Other

The Company's commitments and contingencies include the usual obligations of a registered broker-dealer in the normal course of business. In the opinion of management, such matters are not expected to have a material adverse effect on the Company's financial position or results of operations.

Litigation

The Company is subject to various lawsuits from time to time as a result of its business activities. Although the ultimate outcome of these lawsuits cannot be determined at this time, and the liabilities of indeterminate amounts may be imposed upon the Company, it is the opinion of management that the resolution of these lawsuits will not have a material adverse effect on the financial position and results of operations of the Company.

7. RELATED PARTY TRANSACTIONS

The Company paid the Former Stockholder approximately $45,000 and $119,000 rent for the years ended December 31, 2006 and 2005, respectively. The Company reimbursed the Former Stockholder for all other direct expenses paid on its behalf. At December 31, 2006 and 2005, the Company had a receivable from the Former Stockholder of $17,054 and $35,431, respectively. There is no stated interest rate on the amount due from the Former Stockholder.

The Former Stockholder made cash contributions of additional capital in the amount of $250,000 during the year ended December 31, 2005.

During the year ended December 31, 2006, Gary Cohee made cash contributions of additional capital in the amount of $58,000.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15-to-1 (the rules of regulatory agencies and various exchanges also provide that equity capital may not be withdrawn or cash dividends paid if the resulting ratio of aggregate indebtedness to capital would exceed 10-to-1).

At December 31, 2006, the Company had net capital of $80,507, which was $30,507 in excess of its required minimum net capital of $50,000. The Company's aggregate indebtedness to net capital ratio at December 31, 2006 was 0.41-to-1.

At December 31, 2005, the Company had net capital of $314,755, which was $264,755 in excess of its required minimum net capital of $50,000. The Company's net capital ratio of December 31, 2005 was 0.61-to-1.

Proprietary accounts held at the clearing broker ("PAIB Assets") are considered allowable assets in the computation pursuant to an agreement between the Company and National Financial, which requires, among other things, for the clearing broker to perform a computation for PAIB Assets similar to the customer reserve computation set forth in SEC Rule 15c3-3.

9. RESERVE REQUIREMENTS FOR BROKERS OR DEALERS

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(ii) of such Rule) under the Securities Exchange Act of 1934 as an introducing broker or dealer that carries no customers' accounts, promptly transmits all customer funds and delivers all customers securities received to the clearing broker, and does not otherwise hold funds or securities of customers or dealers. Because of such exemption, the Company is not required to prepare a Determination of Reserve Requirements for Brokers or Dealers.

SUPPLEMENTARY INFORMATION

PMB SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2006

NET CAPITAL	
Total stockholders' equity from statement of financial condition	$ 80,507
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 2,172
Minimum dollar net capital required for reporting broker/dealer	$ 50,000
Net capital requirement (greater of above)	$ 50,000
Excess net capital (regulatory net capital less net capital requirement)	$ 30,507
AGGREGATE INDEBTEDNESS INCLUDED IN STATEMENT OF FINANCIAL CONDITION	$ 32,613
Ratio of aggregate indebtedness to net capital	0.41-to-1
Reconciliation of net capital as reported on the unaudited Form X–17A-5, Part 2	
Net capital as reported	$ 108,857
Audit adjustment to accrue for 2006 audit fees	(13,500)
Audit adjustment to accrue for 2006 expenses	(4,556)
Audit adjustment to reduce the deferred tax asset to zero	(10,294)
Audited net capital	$ 80,507

There are no material differences between the above computation and the computation included with the Company's FOCUS IIA Form X-17A-5 for the year ended December 31, 2006.

SQUAR MILNER

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR BROKER-DEALERS CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
PMB Securities Corporation

In planning and performing our audit of the financial statements and supplemental schedule of PMB Securities Corporation ("the Company") for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two

of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

SQUAR, MILNER, PETERSON, MIRANDA & WILLIAMSON, LLP

Squar Milner Peterson Miranda & Williamson, LLP

March 28, 2007
Newport Beach, California

END